September 2, 2021

VIA EDGAR

Mr. Larry Spirgel

Mr. Matthew Crispino
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Evolv Technologies Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-258748) (the “Registration Statement”)

Dear Messrs. Spirgel and Crispino:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 3, 2021, or as soon thereafter as practicable. Please contact Erika L. Weinberg of Latham & Watkins LLP, counsel to the Company, at (212) 906-1297 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

EVOLV TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Peter George
Name: Peter George Title: Chief Executive Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP
Stephen W. Ranere, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP